Exhibit 99.1

Hi everyone,

My name is Tema McMillon, and I am an appraiser here on the Masterworks acquisitions team.

Our latest offering is a 1991 “xPxuxmxpxkxixnx” painting by Yayoi Kusama. The work is a small-scale example of the artist’s iconic and commercially successful “xPxuxmxpxkxixnx” series.

In 2021, Kusama was ranked 10th among all artists with a total auction turnover of nearly $180 million, making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 300 examples of Kusama’s work from around the world, some of which are priced in excess of $5 million.

Kusama’s “xPxuxmxpxkxixnx” paintings have become some of the most commercially desirable pieces within her body of work. As of August 2022, the record for pumpkin paintings are led by the larger format xPxuxmxpxkxixnxs, including: “xPxuxmxpxkxixnx (LPASG)” (2013), which sold for the equivalent of $8 million on December 1, 2021 at Christie’s in Hong Kong, “xPxuxmxpxkxixnx (TWPOT)” (2010), which sold for the equivalent of $7 million in April 2019 at Sotheby’s in Hong Kong and “xPxuxmxpxkxixnx” (1990), which sold for the equivalent of $6.3 million on June 2, 2019 at Ravenel International Art Group in Taipei.

xPxuxmxpxkxixnxs of similar scale to the Painting have performed well at auction in recent years. Overall, the average price realized for xPxuxmxpxkxixnxs by Kusama, which are smaller than 12 by 12 inches, increased from just under $275,000 in 2020 to just over $650,000 in 2022, a 136% increase.

Between May 1998 to May 2022, auction sales of similar works to our Offering have increased at an estimated annualized appreciation rate of 23.3%.